SECURITIES AND EXCHANGE COMMISSION
                     Washington, DC   20549

                            FORM 10-C

              Report by Issuer of Securities Quoted
             on NASDAQ Interdealer Quotation System

              Filed pursuant to Section 13 or 15(d)
             of the Securities Exchange Act of 1934
              and Rule 13a-17 or 15d-17 thereunder

                       Electrosource, Inc.
         (Exact name of issuer as specified in charter)

                      3800B Drossett Drive
                    Austin, Texas  78744-1131
            (Address of principal executive offices)

 Issuer's telephone number, including area code:  (512) 445-6606

           I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.   Title of security:  Common Stock, par value $.10 per share.
2.   Number of shares outstanding before the change:  23,293,730
3.   Number of shares outstanding after the change:  24,673,231
4.   Effective date of change:  October 4, 1995
5.   Method of change:

     Specify method (such as merger, acquisition, exchange, distributions, stock split, reverse split, acquisition of stock for treasury, etc.): Issuance of shares for cash, services or as license payments in various transactions.

     Give brief description of transaction: On September 14, 1995, the Company issued 83,565 shares of Common Stock upon the exercise of Convertible Debentures under an April 12, 1995, placement. On September 14, September 18, September 25 and September 28, 1995, the Company issued 62,500, 280,701, 72,727, and 70,175 shares, respectively, of Common Stock (an agrregate of 486,103 shares) upon the exercise of Convertible Debentures under a July 27, 1995, placement. On September 14, 1995, 3,500 shares of Common Stock were issued under the terms of the 1987 Stock Option Plan. On October 4, 1995, 806,333 shares of Common Stock were issued under an August 29, 1995, placement.

                  II.  CHANGE IN NAME OF ISSUER

1.   Name prior to change:  Not Applicable.
2.   Name after change:  Not Applicable.
3.   Effective date of charter amendment changing name:  Not
Applicable.
4.   Date of shareholder approval of change, if required:  Not
Applicable.

Date:  October 13, 1995


                                           /s/
                              James M. Rosel, Vice President
                              (Officer's signature and title)